EXHIBIT 99.1

News Release dated February 1, 2017, Suncor Energy closes sale of Petro-Canada Lubricants business

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars

Suncor Energy closes sale of Petro-Canada Lubricants business

Calgary, Alberta (Feb. 1, 2017) – Suncor Energy today announced it has closed the previously announced sale of its Petro-Canada Lubricants Inc. (PCLI) business to a subsidiary of  HollyFrontier Corporation (HollyFrontier) for gross proceeds of $1.125 billion, subject to customary closing adjustments.

All necessary regulatory approvals in Canada and the U.S. have been received.

“With the closing of this transaction, the anticipated proceeds from divestments agreed to in the past 12 months have now reached $2 billion, significantly exceeding our target of $1 to 1.5 billion, reflecting strong valuations for these non-core assets,” said Steve Williams, Suncor president and chief executive officer.

The sale includes PCLI’s production and manufacturing centre in Mississauga, Ontario and the global marketing and distribution assets held by PCLI including its global offices.  Under the terms of the agreement, HollyFrontier will continue to operate the lubricants business under the Petro-Canada trademark.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to the anticipated proceeds from divestments agreed to in the past 12 months. Some of the forward-looking statements may be identified by words like “anticipated”, “will” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: Suncor’s divestments agreed to in the past 12 months; the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated Oct. 26, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated Feb. 25, 2016 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com